TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): ___March 4, 2002___

TRW Inc.
(Exact Name of Registrant as Specified in Charter)

Ohio	1-2384	34-575430
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1900 Richmond Road, Cleveland, OH	44124
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code ___(216) 291-7000___

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events

On March 4, 2002, TRW Inc. announced in a press release that it had been advised that Northrop Grumman Corporation had commenced an unsolicited exchange offer. TRW stated that its Board of Directors will review the Northrop exchange offer in order to determine the appropriate course, which will serve the best interests of TRW's shareholders. TRW stated that shareholders are urged to take no action at this time and await the recommendation of TRW's directors. The TRW Board will make its recommendation with respect to the Northrop Grumman offer no later than the close of business on March 15, 2002. A copy of the press release is attached as Exhibit 99 and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits.

        (99)   Press release issued by TRW Inc., dated March 4, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Inc.

Date: March 4, 2002

By: /s/ W. B. Lawrence
_____

W. B. Lawrence
Executive Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(99)	Press release issued by TRW Inc., dated March 4, 2002.